Exhibit 21.1

List of Subsidiaries of Blue Coat Systems Inc.

Blue Coat Systems Canada, Inc.

Blue Coat Systems Ltd. (UK)

CacheFlow Australia Pty. Ltd.

Blue Coat Systems International, Inc. (Delaware Corporation)

CacheFlow Hong Kong Ltd.

CacheFlow Netherlands B.V.

Blue Coat Systems K.K. (Japan)

CacheFlow Espana, S.L.

Entera Corporation (Delaware Corporation)

Ositis Software, Riga

Ositis Europe B.V.B.A

Riga Corporation